File No. 333-12781

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                  SECURITIES AND EXCHANGE COMMISSION

                 -------------------------------------

                             PRE-EFFECTIVE
                            AMENDMENT NO. 1
                                  TO
                               FORM S-3


        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                 -------------------------------------


                   DELPHI INFORMATION SYSTEMS, INC.
        (Exact name of registrant as specified in its charter)

          Delaware                           77-0021975
(State or other jurisdiction of    (I.R.S. Employer Identification No.)
incorporation or organization)


                    3501 Algonquin Road, Suite 500
                   Rolling Meadows, Illinois  60008
                             (847)506-3100

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                 -------------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


======================================================================

                           28,321,060 Shares

                   DELPHI INFORMATION SYSTEMS, INC.

                             Common Stock

                       Par Value $.10 Per Share
                 ------------------------------------

     This prospectus relates to the resale by certain stockholders (the "Selling Stockholders") of up to 10,990,560 shares (the "Resale Shares") of Common Stock, par value $.10 per share (the "Common Stock"), which currently are outstanding, up to 16,330,500 shares (the "Redeemable Warrant Shares") of Common Stock issuable on exercise of Redeemable Warrants (the "Redeemable Warrants"), and up to 1,000,000 shares (the "Agent Warrant Shares," and together with the Resale Shares and the Warrant Shares, the "Shares") of Common Stock issuable upon exercise of warrants issued to the Company's placement agent in a private placement (the "Agent Warrant," and together with the Redeemable Warrant, the "Warrants"). Each Redeemable Warrant allows the holder to purchase one share of Common Stock at an exercise price of $1.50 per share. Each Agent Warrant allows the holder to purchase one share of Common Stock at an exercise price of $1.00 per share.
The Company will not receive any of the proceeds from the sales of the Resale Shares, but will receive the entire exercise price upon exercise of the Warrants.

     The offering price for sales of Resale Shares will be established by the holders of those Shares as they see fit. The exercise price for the Warrants were established at the time of their issuance.

     The total expenses of this registration (excluding commissions, if any) are estimated at $35,000. The Company will pay all such expenses.

     The Common Stock is traded on the NASDAQ SmallCap Market under the symbol "DLPH." The closing market price of the Common Stock on February 11, 1997, was $1-1/2.

     THE SHARES ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE PURCHASERS OF THE SHARES SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS," AS SET FORTH ON PAGES 3 THROUGH 7.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF; HOWEVER, IN THE EVENT OF ANY MATERIAL ADVERSE OR FUNDAMENTAL CHANGE, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED TO REFLECT SUCH CHANGE.
                --------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED
UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                --------------------------------------
           The date of this Prospectus is February 12, 1997.

                           TABLE OF CONTENTS

                                                                  Page
                                                                  ----


AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . .    5

ADDITIONAL INFORMATION  . . . . . . . . . . . . . . . . . . . . .    5

COMPANY REPORTS TO SHAREHOLDERS . . . . . . . . . . . . . . . . .    5

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . .    5

SUMMARY INFORMATION . . . . . . . . . . . . . . . . . . . . . . .    6

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

THE OFFERING  . . . . . . . . . . . . . . . . . . . . . . . . . .    7

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . .    9

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . .   15

DETERMINATION OF OFFERING PRICE . . . . . . . . . . . . . . . . .   16

DILUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . .   17

DESCRIPTION OF CAPITAL STOCK  . . . . . . . . . . . . . . . . . .   19

RECENT EVENTS . . . . . . . . . . . . . . . . . . . . . . . . . .   22

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .   23

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23

TRADEMARKS  . . . . . . . . . . . . . . . . . . . . . . . . . . .   24

                         AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual, quarterly and other reports and other information with the Commission. The reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048, and copies of this material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                        ADDITIONAL INFORMATION

     The Company has filed with the Commission in Washington, D.C., a Registration Statement under the Securities Act of 1933 relating to the Shares offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules thereto. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and, in each such instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified by such reference. Copies of the Registration Statement, together with exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of it or any part thereof may be obtained from that office upon payment of prescribed charges.

                    COMPANY REPORTS TO SHAREHOLDERS

     The Company intends to provide stockholders with quarterly reports, including unaudited financial statements, regarding the status and results of operations of the Company. Annual audited financial statements and proxy statements will be provided within a reasonable time after the Company's fiscal year end. It is the Company's intent to hold annual meetings of shareholders generally within six months following the end of its fiscal year.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company under the Exchange Act with the Commission are incorporated herein by reference:
(I) the Company's Annual Report on Form 10-K for the fiscal years ended March 31, 1996 and 1995; (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarters ended December 31, 1996, September 30, 1996, and June 30, 1996; and (iii) the description of the Common Stock contained in Company's Registration Statement filed pursuant to

Section 12 of the Exchange Act and any amendments and reports filed for the purpose of updating that description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents (without exhibits) incorporated by reference into this Prospectus. Requests for such copies should be directed to Delphi Information Systems, Inc.,
Attention: Corporate Secretary, 3501 Algonquin Road, Suite 500, Rolling Meadows, Illinois 60008, telephone (847) 506-3100.

                          SUMMARY INFORMATION

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

                              THE COMPANY

     Delphi is a leading provider of business application software and services for independent property and casualty insurance agencies, brokerages, managing general agents and insurance companies in the United States and Canada. Delphi develops, markets and supports software products that automate the operations of independent agents. The Company also has developed and markets an application system that integrates its application software products with other database products to help its customers manager their information needs.

     In the recent past that Company's management has focused its efforts on restructuring its organization and re-defining its product strategy. The Company's strategy is to expand its product offering from primarily agency automation software products to transaction based outsourcing services. The Company believes that this strategy will reduce the overall cost of producing and marketing insurance products.

     The Company's customer list includes a majority of the largest 100 brokerages and top 200 agencies in the United Stated and Canada, thereby providing a base for the introduction of new products and services. The Company's software operates on approximately 75,000 workstations and terminals at more than 4,500 customer sites representing approximately two-thirds of all workstations and terminals installed in independent agencies.

     The Company is an IBM Industry Remarketer (IR) and markets systems that operate on the UNIX-based IBM RISC System/6000, IBM
AS/400, and SCO UNIX-based microcomputer hardware platforms.  The
Company also supports earlier versions of its software that operate on Wang and other IBM hardware platforms.

                             THE OFFERING

Securities Offered           Up to 10,990,560 Shares of Common Stock
                             held by the Selling Shareholders and up
                             to 17,330,500 Shares of Common Stock
                             issuable upon exercise of Warrants.

Terms of Redeemable
Warrants  . . . . .          Exercisable to purchase Common Stock
                             until April 19, 1999, in the case of
                             Redeemable Warrants issued in 1996, and
                             January 16, 2000, in the case of
                             Redeemable Warrants issued in 1997, at
                             an exercise price of $1.50 per share.
                             See "Description of Capital Stock-
                             Redeemable Warrants."

Redemption of
Redeemable Warrants          Redeemable at the option of the Company
                             at a price of $.01 per share of Common
                             Stock that is then purchasable at the
                             present time (in the case of 1996
                             issuances) and at any time after July
                             16, 1997 (in the case of 1997
                             issuances), if the closing bid price for the Common Stock is above $2.00 per share for 20 consecutive trading days.
                             See "Description of Securities-
                             Redeemable Warrants."

Terms of Agent Warrants. .   Exercisable to purchase Common Stock
                             until May 1, 2000, at an exercise price
                             of $1.00 per share.  The Agent Warrants
                             are not redeemable at the option of the
                             Company.  See "Description of Capital
                             Stock - Other Warrants."

Use of Proceeds . .          The Company will not receive any of the
                             proceeds from the sales of Resale
                             Shares.  The Company has not made any
                             decision with respect to the use of the
                             proceeds from sales of Warrant Shares.

Risk Factors  . . .          The Share are a highly speculative
                             investment.  See "Risk Factors."

                             RISK FACTORS

     THE SHARES ARE HIGHLY SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS ALL OF THE OTHER MATTERS SET FORTH ELSEWHERE IN THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SHARES.

     The Company's operations are subject to a number of risks, some of which are summarized below. Accordingly, in addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Shares:

Operating Losses and Declining Revenues
---------------------------------------

     The Company had an accumulated deficit of $40.8 million as of September 30, 1996. This deficit reflects significant operating losses by the Company over an extended period of time. There can be no assurances that the Company will regain profitability. The Company has experienced losses in each of its last three years and in the first two quarters of the current fiscal year. The Company attributes these losses primarily to a soft market, or possibly a changed market, for insurance agency automation equipment by reason of the relatively lower profitability of independent agencies during the last several years as compared with earlier periods, industry-wide consolidation and customer dissatisfaction with certain products and their concern regarding the Company's financial condition. The Company has taken steps to reduce costs, strengthen its management and improve its product offering so as to be in a position to achieve profitability as market conditions improve, but no assurances can be given that those steps will be successful and help the Company achieve profitability. The Company cannot survive continued operating losses indefinitely, and consequently, may be forced to raise additional funds or further restructure its business. Also, see "Risk Factors Potential Accounts Receivable Writedown."

Dependence Upon Raising Additional Capital
------------------------------------------

     As of September 30, 1996, the Company had a deficiency of approximately $8.5 million in working capital. The Company recently has raised approximately $5.6 million in a private placement of Common Stock and Redeemable Warrants. The Company may need additional financing. There can be no assurances, however, that any equity or debt financing required for working capital needs or to repay indebtedness will be available or that, even if available, such financing will be on terms favorable to the Company and its stockholders or will not be dilative to existing stockholders.

Acquisitions
------------

     The Company completed one substantial acquisition and three smaller acquisitions during fiscal 1993, completed one substantial acquisition and one smaller acquisition during fiscal 1994 and completed one smaller acquisition during fiscal 1997. These seven acquisitions have not been fully integrated with the Company's other operations and there can be no assurances as to the success of the integration process. As a result, efforts to continue to attempt to integrate these acquisitions may involve significant charges to earnings.

Future Acquisitions
-------------------

     The Company expects to make future acquisitions of complementary businesses. Acquisitions involve numerous risks, including difficulties in the integration of business operations, accounting and financial systems and product offerings of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, and potential loss of key employees of the acquired company. There can be no assurances as to the successfulness of future acquisitions. The Company may be required to obtain new financing for any acquisitions, which could involve the issuance of substantial additional equity or debt. The issuance of additional equity, or debt or other securities convertible into equity, could result in substantial dilution to present investors.

Acceptance of Superbroker Concept
---------------------------------

     A critical component of the Company's strategy and future profitability is the funding and introduction of cd.superbroker, a suite of products and services tailored to large, service-oriented insurance distribution intermediaries. There can be no assurance of the funding, acceptance, and successful introduction of such products.

Acceptance of Outsourcing Concept
---------------------------------

     Historically, independent agencies have not outsourced their computer and other processing needs to third parties. A critical component of the Company's strategy and its future profitability is the introduction of substantial outsourcing products that do not currently exist and the acceptance of outsourcing by independent agencies. There can be no assurances that this acceptance will occur.

Completion of cd.connect
------------------------

     A critical component of the Company's strategy and future profitability is the successful release of cd.connect, Delphi's work flow and transmission product. There can be no assurances of successful completion or industry acceptance of cd.connect.

New Product Development and Changing Business Strategy
------------------------------------------------------

     The industry in which the Company competes is characterized by rapid technological change. The Company's success and profitability will be dependent on its ability to develop a new application system product which is compatible with its existing products as well as its ability to strategically shift its business from selling computer hardware and application software to becoming a provider of outsourced processing services. In addition, the Company continually must develop product enhancements and new products modules that keep pace with continuing changes in computer hardware and software technology and satisfy the needs of its customers. The Company is developing a new application system, Common Delphi, which is currently in beta testing. To a significant extent, the Company's future operating results will be dependent upon the success of this product. While the Company has identified several of the outsourcing services that it intends to provide, none of these service offerings has been developed or is ready for marketing. There can be no assurances that the Company will be successful in adequately addressing changing technologies, that it can introduce services and products to the marketplace on a timely basis, or that its new services and new or enhanced products will be successful in the marketplace. Any failure to successfully introduce such services and products will materially impact the Company's existing business and its future profitability.

Potential Accounts Receivable Writedown
---------------------------------------

     Compared to historical levels, the portion of the Company's accounts receivable that have been outstanding for 120 days or more is high, and as of September 30, 1996 was approximately 26% of the Company's $6.2 million accounts receivable balance. At least a portion of this amount is attributable to customer dissatisfaction with recently introduced software versions, and the Company's ability to collect these accounts receivable will be dependent upon the Company successfully solving the installation and other problems that led to the customer dissatisfaction. Should the Company be unable to satisfy these customer concerns, a portion or all of these amounts may have to be written off which would adversely affect future profitability.

Variability of Quarterly Results
--------------------------------

     The Company's revenues fluctuate from quarter to quarter depending upon, among other things, such factors as overall trends in the economy, new product introductions by the Company and by other software vendors, and customer buying patterns. Because the Company typically ships systems within a short period after the orders are received and therefore maintains a relatively small backlog, any weakening in customer demand can have an almost immediate adverse impact on revenues and operating results. Moreover, a substantial portion of the revenues for each quarter is attributable to a limited number of orders and tends to be realized towards the end of the quarter. Thus, even short delays or deferrals of sales near the end of a quarter can cause quarterly revenues to fluctuate substantially. These factors are intrinsic to the Company's industry and business and are likely to continue in the future. As a result, quarter to quarter variations in the Company's business may or may not be suggestive of future results.

Third Party Software Dispute
----------------------------

     The Company's products utilize the PFXplus software products, developed by and licensed from an Australian company, Powerflex Corporation Pty Ltd. On February 9, 1996 an Australian Federal court held that the DataFlex programming language of Data Access Corporation, a competitor of Powerflex, was both copyrightable and infringed by Powerflex's use in and development of the PFXplus products. The Company is not a party in this action. Powerflex indicates it will likely appeal the decision once the Australian court enters final orders. There is uncertainty as to the scope and extent of the orders which will be entered in Australia, and whether and to what extent the orders, decision and underlying issues may ultimately affect the Company's continued rights to use PFXplus in the U.S. or elsewhere. The Company is attempting to clarify its position through negotiations, and is reviewing an existing license with Data Access for an earlier version of DataFlex to assess what rights it may provide to the Company as to PFXplus. If the orders entered in Australia negatively impact the Company's PFXplus license rights or if Data Access is able to establish similar rights in the U.S., and if the Company's existing Data Access license does not cover its PFXplus use, the Company could be required to negotiate a new license with Data Access, or to stop using the PFXplus products. If that occurs, the Company could have to incur substantial costs, for which recovery under existing indemnification provisions may not be available, in order to redesign its line of products.

Dependence on Insurance Industry
--------------------------------

     Virtually all of the Company's products and services are directed to the property and casualty insurance industry, primarily to independent agencies within that industry. The property and casualty insurance industry has been subject to significant fluctuations in product demand and pricing. This industry currently is viewed as being in a soft market, and it is impossible to predict when conditions will improve. One consequence of a soft market is that the revenues of independent agencies are down and, correspondingly, their ability to purchase new or improved software products is reduced. If this soft market continues, it will most likely negatively affect the Company's revenues and operating profits.

Competition
-----------

     The market for automation systems for independent agents is highly competitive and rapidly changing. Recently, the Company's two largest competitors, Agena and AMS, merged and have aggressively increased their marketing efforts, particularly those focused on the Company and its products, and have substantially greater financial, marketing and technical resources than the Company. Counter balancing this to some extent is that the insurance companies that are not owners of Agena/AMS are increasingly interested in ensuring that an independent source for software exists.

Proprietary Rights
------------------

     The Company regards its applications software as proprietary and attempts to protect it with copyrights, trade secret laws and restrictions on disclosure and transferring title. Despite these precautions, it may be possible for third parties to copy aspects of the Company's products or to obtain and use information the Company regards as proprietary without authorization. Computer software generally is not patented, and existing copyright laws afford only limited practical protection. Any inability to protect or enforce the Company's proprietary rights could have a materially adverse effect on the Company.

Dependence on Qualified Personnel
---------------------------------

     The Company's success depends on retaining the services of its current management, software and other technical, sales and other personnel and on its ability to continue to attract and retain qualified employees. Competition for such qualified personnel is intense. Although the Company provides incentives to retain its employees, most personnel are employed at will and there can be no assurances that the Company will be able to retain its employees or attract new qualified personnel if required. Several of the Company's senior managers left during the past year, including its chief financial officer and chief executive officer (see "Recent Events"), and it has had to replace most of those managers. The Company's success in the future will be dependent upon the skills of the new managers.

Shares Held by Directors and Officers; Charter Provisions
---------------------------------------------------------

     The directors and executive officers of the Company own or control Common Stock or Common Stock equivalents (options, warrants and convertible securities) equal to approximately 21% of Common Stock. The voting power represented by those shares might enable the holders to determine whether various proposals submitted to stockholders (including possible proposals to acquire the Company) are adopted or defeated. The views of such holders on the desirability of such proposals might not coincide with those of other stockholders. Certain charter provisions could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock." In addition, the Company's charter eliminates the personal monetary liability of its directors for breach of their duty of care.

Market for Common Stock and Listing Requirements
------------------------------------------------

     The Common Stock is traded on the Nasdaq SmallCap Market.
Trading volume is relatively small, averaging about 1,000,000 shares per month during fiscal 1996. The lack of a more liquid market may prevent holders of Common Stock from disposing of their shares without depressing the price offered in the market. There are various requirements for the maintenance of a Nasdaq SmallCap Market listing, including a minimum capital and surplus of $1 million ($2 million in the event that the shares trade at less than $1.00 per share). The Company's capital and surplus was approximately $2.6 million as of September 30, 1996, although it recently has increased as a result of a private placement of securities. Nasdaq recently has announced its intent to increase these listing requirements by 50%. It is unclear whether or when this change will be implemented.

Shares Eligible for Future Sale
-------------------------------

     The Common Stock that potentially may be offered in the market is substantial in relation to the Company's historical trading volume.
In addition to the 28,321,060 shares offered hereby, 5,630,500 shares recently were issued in a private placement. Finally, there were outstanding at January 31, 1997, options and warrants, other than the Warrants, then exercisable to purchase approximately 2.8 million shares of Common Stock at prices below the market price of the Common Stock on the date of this Prospectus. The Company's optionees historically have sold all or a part of their optioned shares promptly after exercise.

Dilution
--------

     Purchasers of the Warrant Shares offered hereby will experience immediate and substantial dilution in net tangible book value of the Common Stock. Additional dilution could result from future financings or the issuance of stock options. See "Dilution."

No Dividends
------------

     No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. In addition the payment of dividends by the Company is prohibited by the terms of its credit facility. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefor, and other relevant factors. Investors who anticipate a need for immediate income from their investment should not purchase the Shares offered hereby.


                              THE COMPANY

      Delphi is a leading provider of business application software and services for independent property and casualty insurance agencies, brokerages, managing general agents and insurance companies in North America. Delphi develops, markets and supports software products that automate the operations of independent agents. The Company also has developed and markets an application system that integrates its application software products with other database products to help its customers manage their information needs.

     For fifteen years Delphi has provided application software solutions to large property and casualty agencies. In 1990, to meet the changing industry dynamics, Delphi began pursuing a strategy of obtaining market share through the acquisition of other application software businesses. As a result of these acquisitions Delphi believes that it has a preeminent market position in the independent property and casualty insurance agency/broker market.

     Delphi's customer list includes a majority of the largest 100 brokerages and top 200 agencies in the United States and Canada, and provides a base for the introduction of new products and services. Delphi's software operates on approximately 75,000 workstations and terminals at more than 4,500 customer sites representing approximately two-thirds of all workstations and terminals installed in independent agencies.

     Delphi Systems, Inc., a California corporation, was founded in 1976. In 1983, the Company was formed and acquired all of the outstanding shares of Delphi Systems, Inc. in an exchange offer. In June 1987, Delphi Systems, Inc. was merged with and into the Company. The Company's executive offices are located at 3501 Algonquin Road, Suite 500, Rolling Meadows, Illinois 60008. Its telephone number is
(847) 506-3100.

                            USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sales of Resale Shares. The Company has not made any decision with respect to the use of the proceeds from the sales of Warrant Shares (approximately $28.2 million (net of expenses of $35,000) if all Warrants are exercised). In all likelihood, the Company will use the proceeds to fund research and development and investments in complementary businesses and to improve the Company's liquidity. Pending utilization of the net proceeds as specified below, the Company may invest such proceeds in short-term investment grade interest-bearing investments.

                    DETERMINATION OF OFFERING PRICE

     The offering price for sales of Resale Shares will be established by the holders of those shares as they see fit. The exercise price of the Warrants was negotiated between the Company and the placement agent for the original Redeemable Warrants on an arms' length basis.


                               DILUTION

     The Company had negative tangible net book value of approximately $6,290,000 at September 30, 1996, although it subsequently raised approximately $5.6 million in a private placement. Purchasers of Warrant Shares and in all likelihood purchasers of Resale Shares will suffer immediate and substantial dilution.

                         PLAN OF DISTRIBUTION

     The Resale Shares may be offered for sale at such times, in such manner and at such prices as the Selling Stockholders see fit. The Selling Stockholders currently consist of the individuals listed with respect to the indicated number of shares (which are believed to be all of the shares owned by such individuals). Except as noted, no Selling Shareholder is believed to own in excess of 1% of the Company's outstanding Common Stock.

 Floyd & Andrea Adelman Trust                       25,000   William S. Lapp                                    25,000

 H. Charles and Mary H. Anderson                    35,000   Robert Levine                                      25,000

 Craig C. Avery                                    250,000   Mark T. Lindee                                     50,000
 Robert Ayres                                       25,000   Paul S. Listul                                     25,000

 Bradley W. Baker                                   12,500   Kim J. Loftsgarden                                 25,000

 Amy Baratz                                         25,000   Leland T. Lynch                                    50,000

 Bay Area Micro-Cap Fund, L.P. (1.2%)              360,000   Thomas McLean                                      25,000
 Douglas A. Becker                                  50,000   Gary L. Manka                                      50,000

 Bellco IV Partnership (4.1%)                    1,250,000   Susan M. Michaltez                                 25,000

 Steven Beutler                                     50,000   John C. Miller                                     50,000

 Charles W. Bidwill, III                            25,000   Jon L. Miller                                      50,000
 Bob Inc.                                           25,000   Tamara K. Mills                                    25,000

 Michael Brandt                                     25,000   Wayne W. Mills                                    100,000

 Brinson Relationship Funds on behalf of           500,000   Wayne W. Mills, IRA                               100,000
 the Brinson Post Venture Fund series
 (1.6%)

 Brook Industries Profit Plan (1.6%)               500,000   Michael T. Mulligan                                25,000
 Steven Bruggeman                                   25,000   Okabena Partnership K (3.9%)                    1,200,000

 Scott C. Bullock                                   50,000   Robert F. Olson                                    37,500

 Paul S. and Irene M. Burke, Charitable             25,000   Jann L. Olsten                                     50,000
 Remainder Unitrust

 Randel S. Carlock                                 100,000   William O'Neill                                    25,000
 B.J. Cassin                                       260,170   John G.  Ordway, Jr.                               50,000

 B.J. Cassin, Conservator for                       49,990   Daniel S. Perkins, Trustee                         50,000
 Robert Cassin

 Cherubino Investments, S.A.                        25,000   Daniel S. and Patrice M. Perkins                   50,000

 Christianson Investment Company L.P.               50,000   James K. Pfleider                                  50,000

 Clarion Capital Corporation  (1.1%)               350,000   Provident Bank as Custodian for the             1,550,000
                                                             Perkins Opportunity Fund (5.0%)

 Coral Partners II (17.6%)                       5,413,115   Dale Ragan                                        100,000
 Cove Investments, L.P.                            176,000   Rein & Co., Inc.                                   50,000
 (by K. Marshall Matzinger)

 Audrey E. Cox                                     100,000   Peter Rettman                                      25,300

 Barbara M. Daly                                    50,000   Richfield Bank & Trust Co. as Trustee              50,000
                                                             for Tom McLean Profit Shaing Plan

 Arnold Divine                                      50,000   S.A. Rickrose                                      25,000
 Robert J. Dondelinger                              60,000   Ernest C. Roberg                                   50,000

 David Dworsky                                      25,000   S.A. Robrose                                       25,000

 Jonathan Dworsky                                   25,000   Rogers Family Trust                               300,000

 Joseph J. Eibensteiner                             25,000   Howard Root                                        25,000
 Bruce H. Elliasen                                  50,000   Gerardo Rosenklant                                 25,000

 Robert C. & Dolores A. Engelstad                   25,000   Raymond D. Rossini                                 75,000

 Richard H. Enrico                                  65,000   Douglas E. Schmidt                                 25,000

 Henry Fong                                         50,000   Kenneth A. and Margaret M. Schweiger,              50,000
                                                             Trustees
 Paul Ginther                                       15,000   Ronald J. Shimek                                   50,000

 Glenbrook Partners, L.P.                           24,000   Mark W. and Sheila E. Siewert                      25,000

 Thomas P. Gray                                     25,000   Glenn and Jean Snow                                25,000

 Randall A. Green                                   25,000   Michael L. Snow                                    25,000
 Patrica M. Haage                                   50,000   Richard Swager                                    100,000

 Brennan Hayek                                     150,000   Norris Thune                                       25,000

 Walter W. Hilgenberg                               15,000   Trakehner Holdings, Inc.                           75,000
 Integrity Development, Inc.                        25,000   Dean Verdoes                                       20,000

 David C. Johnston                                  25,000   Gerald and Nancy Viebrock                          25,000

 Larry A. Katz                                     100,000   David L. Voxland                                   50,000

 Paul Kelly                                         50,000   Frederick D. Watson Trust                         25,000
 David D. Koentopf                                 100,000   Jeffrey J. Werbalowsky                             50,000

 Jeffrey W. Krol & Associates, Ltd.                 25,000   Daryl Werneke                                      30,000
 Profit Sharing Plan & Trust

 John Kubinski                                      80,000   Gregory F. Wilbur, IRA                            190,000

 John Kubinski, IRA                                 85,000   Nancy A. Wright                                    50,000

 Ruth Kubinski, IRA                                 85,000   Richard F. Wulff, Trust                            25,000
 George S. Lalich                                   12,500   Wyncrest Capital, Inc.                            100,000

 Joseph I. Langer                                   25,000

 Steven Z. Lange                                    12,500


     The Warrant Shares may be purchased from the Company (a) for $1.50 per share by the holders of the Redeemable Warrants at their election at any time until April 19, 1999, in the case of Redeemable Warrants issued in 1996, and January 16, 2000, in the case of Redeemable Warrants issued in 1997, and until that time are subject to redemption, and (b) for $1.00 per share by holders of the Agent Warrants at their election at any time until May 1, 2001. See "Description of Capital Stock."

                     DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, par value $.10 per share ("Preferred Stock"). As of September 30, 1996, the Company had 221 shares of Preferred Stock issued and outstanding.

Common Stock
------------

     Holders of Common Stock of the Company are entitled to one vote for each share held of record. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor and subject to any prior dividend rights of the holders of Preferred Stock. Holders of Common Stock do not have cumulative voting rights in connection with the election of directors. In the event of liquidation, dissolution, or winding up, holders of the Company's Common Stock are entitled to share ratably among themselves in all assets of the Company legally available for distribution. The Common Stock has no preemptive or subscription rights, and there are no conversion or redemption rights with respect to such shares. Each share of Common Stock is fully paid and nonassessable. As of January 31, 1997, there were 30,720,668 shares of Common Stock issued and outstanding.

Redeemable Warrants
-------------------

     As of January 31, 1997, the Company had Redeemable Warrants outstanding to purchase an aggregate of 16,330,500 shares of Common Stock.

     EXERCISE PRICE AND TERMS. Each Redeemable Warrant entitles the registered holder to purchase one share of Common Stock at a price equal to $1.50 per share subject to adjustment in accordance with the anti-dilution and other provisions described below. The registered holder of any Redeemable Warrant may exercise such Redeemable Warrant by surrendering the certificate representing the Redeemable Warrant to the Company at its principal executive offices, with the subscription form attached to the Redeemable Warrant properly completed and executed, together with payment of the exercise price. Each registered holder's Redeemable Warrants may be exercised at any time or from time to time in whole or in part at the applicable exercise price until expiration of the Redeemable Warrants on April 19, 1999, in the case of Redeemable Warrants issued in 1996, and January 16, 2000, in the case of Redeemable Warrants issued in 1997.

     REDEMPTION. The Company can redeem the Redeemable Warrants at a redemption price of $.01 per share of Common Stock that is then purchasable at the present time (in the case of the 1996 issuances) and at any time after July 16, 1997 (in the case of the 1997 issuances), if the closing bid price for the Common Stock is above $2.00 per share for 20 consecutive trading days subsequent to when the Redeemable Warrants first are redeemable.

     ADJUSTMENTS. The exercise price and the number of shares of Common Stock issuable upon the exercise of Redeemable Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or similar capital events affecting the Common Stock. Adjustment would also be made in the event of a merger or statutory stock exchange in order to enable holders of Redeemable Warrants to acquire, upon subsequent exercise, the same securities or property that would have been acquired had the Redeemable Warrants been exercised immediately prior to any such capital event. In the event of any capital event or series of capital events that otherwise would require an increase or change in the kind of securities or property issuable upon exercise of a Redeemable Warrant or a decrease in the exercise price of a Redeemable Warrant, no adjustment shall be made unless and until such increase or decrease, respectively, exceeds 5%. No adjustment shall be made for dividends, other than stock dividends, payable on the Common Stock.

     TRANSFER, EXCHANGE AND EXERCISE. The Redeemable Warrants are in registered form and may be presented to the Company for transfer, exchange or exercise at any time on or prior to their expiration dates. After the expiration date, all Redeemable Warrants shall become wholly void and of no value. If the Company is unable to qualify the Warrant Stock for sale in particular states, holders of Redeemable Warrants residing in such states will not be able to exercise their Redeemable Warrants, and will have no choice but to sell their Warrants or allow them to expire. The Company currently does not intend to register the Redeemable Warrants under the Act or any state securities laws. It is unlikely that a market for the Redeemable Warrants will develop or continue.

Other Warrants
--------------

     In connection with a 1996 private placement, the Company issued to the placement agent a warrant to purchase at an exercise price of $1.00 per share, 1,000,000 shares of Common Stock. The Agent Warrant expires May 1, 2001. The Agent Warrant is not subject to redemption but otherwise is subject to substantially the same terms and conditions as the Redeemable Warrants.

     The Company has other warrants that currently are outstanding. See footnote 12 to the Company's financial statements for its fiscal year ended March 31, 1996.

Shares Eligible for Future Sale
-------------------------------

     As of January 31, 1997, the Company had outstanding 30,720,668 shares of Common Stock, not including shares of Common Stock issuable upon exercise of the Redeemable Warrants, the Agent Warrant, outstanding options, or other warrants. Of these outstanding shares, approximately 9 million shares of Common Stock are believed to be freely tradable without restriction or registration under the Act. In addition, approximately 5.5 million shares are believed to be held by "affiliates" of the Company (as that term is defined in the rules and regulations under the Act). These may be sold only pursuant to a registration under the Act or pursuant to an exemption from registration under the Act, including the exemption provided by Rule 144 adopted under the Act. Approximately 22 million (including the 5.5. million) shares of Common Stock are believed to be "restricted securities" as that term is defined in Rule 144 under the Act ("Restricted Securities") and may not be sold unless such sale is registered under the Act (e.g., pursuant to this Prospectus), or is made pursuant to an exemption from registration under the Act, including the exemption provided by Rule 144. A substantial portion of the restricted securities are being registered for resale pursuant to the registration statement of which this Prospectus is a part.

     In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned any Restricted Securities for at least two years (including a stockholder who may be deemed to be an affiliate of the Company), will be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common stock or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given to the Securities and Exchange Commission, provided certain public information, manner of sale and notice requirements are satisfied. A stockholder who is deemed to be an affiliate of the Company, including members of the Board of Directors and senior management of the Company, will still need to comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock that are not Restricted Securities, unless such sale is registered under the Act. A stockholder (or stockholders whose shares are aggregated) who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by such stockholder, and who has beneficially owned Restricted Securities for at least three years, will be entitled to sell such shares under Rule 144 without regard to the volume limitations described above.

Delaware Anti-Takeover Laws
---------------------------

     The Company is subject to Section 203 of the Delaware General Corporation Law ("DGCL"), which prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (subject to certain exceptions); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66% of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder.

     The provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control of the Company.

Transfer Agent and Registrar
----------------------------

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

                             RECENT EVENTS

Private Placement Offering
--------------------------

     In May 1996, the Company completed a private placement offering providing gross proceeds of $10,700,000 to the Company. Under the terms of the private placement, the Company issued 10,700,000 units (each, a "Unit") at a price of $1.00 per Unit, each Unit consisting of one share of common stock and a redeemable warrant to purchase one share of common stock at an exercise price of $1.50 per share, subject to certain anti-dilution adjustments. The shares and redeemable warrants comprising the Units are immediately detachable and separately transferable. In January 1997, the Company completed a private placement offering providing gross proceeds of $5,630,500 in exchange for 5,630,500 Units.

Preferred Stock and Note Conversion
-----------------------------------

     In conjunction with the 1996 private placement, the Company converted all outstanding shares of Series C Preferred Stock, 16,135 of the 16,356 outstanding shares of Series D Preferred Stock, and all of the outstanding shares of Series E Preferred Stock into 8,697,594 shares of common stock, and all outstanding Subordinated Convertible Notes into 1,500,000 Units.

President and Chief Executive Officer
-------------------------------------

     On August 26, 1996, the Company announced the resignation of M. Denis Connaghan, the President and Chief Executive Officer of the Company. He will remain as a Director of the Company and will provide consulting services to the Company in the future. The Company has instituted a search process to fill the position of Chief Executive Officer. The Company has retained the services of Joseph Oddo to advise it during the period that it is seeking a new Chief Executive Officer. Mr. Oddo also was elected as a Director of the Company and Chairman of the Company's Executive Committee.

Restructuring
-------------

     On August 29, 1996, the Company implemented a significant downsizing program. As a part of the downsizing, the Company reduced its work force by one-third. The Company believes that this downsizing will effect a substantial reduction in costs and will assist it in its attempt to achieve profitability.

                             LEGAL MATTERS

     Certain legal matters in connection with the Common Stock being registered hereby are being passed upon for the Company by Schiff
Hardin & Waite, Chicago, Illinois.



                                EXPERTS

     The financial statements of the Company incorporated by reference in this Prospectus to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.


                              TRADEMARKS

     Certain product names mentioned in this Prospectus are trademarks of other corporations. UNIX is a registered trademark of Unix System Laboratories, Inc. RISC System/6000 and AS/400 are registered trademarks of International Business Machines Corporation. Wang is a registered trademark of Wang Laboratories, Inc. SCO is a registered trademark of The Santa Cruz Operation, Inc.

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below is an estimate of the amount of fees and expenses to be incurred in connection with the secondary offering of the Common Stock registered hereby, other than brokerage fees. The Company will bear all of such costs.

        Registration fee under Securities Act        $9,155.52
        of 1993 . . . . . . . . . . . . . . .

        Blue sky legal fees and expenses  . .         4,000.00
        Legal fees and expenses . . . . . . .        15,000.00


        Accounting fees . . . . . . . . . . .         3,000.00

        Miscellaneous . . . . . . . . . . . .         3,844.48
                                                   -----------

        Total . . . . . . . . . . . . . . . .     $  35,000.00

ITEM 16.  EXHIBITS.

    4.1 Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1991).

    4.2 Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 33-14501) effective July 1, 1987).

    4.3   Form of Redeemable Warrant (incorporated by reference to
          4.12 of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996).

      5   Opinion of Schiff Hardin & Waite regarding legality.*

   23.1 Consent of Schiff Hardin & Waite (included in its opinion filed as Exhibit 5 hereto).

   23.2   Consent of Arthur Andersen LLP.*

     24   Power of Attorney.  See page II-4 of the original
          Registration Statement.
_________________
*Filed herewith.

                              SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rolling Meadows, State of Illinois, on February 3, 1997.

                                  DELPHI INFORMATION SYSTEMS, INC.



                                  By  /s/ James A. Harsch
                                    -------------------------------
                                    James A. Harsch
                                    Vice President - Administration
                                    and
                                    Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

              Signature                              Title                                Date
              ---------                              -----                                ----
    /s/ Yuval Almog*                  Director, Chairman of the Board               February 3, 1997
 ---------------------------------    (Principal Executive Officer)
            (Yuval Almog)

    /s/  James A. Harsch              Vice President - Administration,              February 3, 1997
 ---------------------------------    Chief Financial Officer
          (James A. Harsch)           (Principal Accounting Officer)

  /s/ William Baumel*                 Director                                      February 3, 1997
 ---------------------------------
          (William Baumel)

  /s/ Larry G. Gerdes*                Director                                      February 3, 1997
 ---------------------------------
          (Larry G. Gerdes)
     /s/ Joseph Oddo*                 Director                                      February 3, 1997
 ---------------------------------
             (Joseph Oddo)


_____________

       * /s/  James A. Harsch
-----------------------
       (James A. Harsch)